ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Marc A. Rubenstein 617-951-7826 marc.rubenstein@ropesgray.com

October 2, 2018

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. § 200.83

The entity requesting confidential treatment is:

LogicBio Therapeutics, Inc.

610 Main Street, 3rd Floor

Cambridge, MA 02139

Attn: Frederic Chereau, President and Chief Executive Officer

Telephone: (617) 245-0399

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by LogicBio Therapeutics, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Irene Paik – Legal

Mary Beth Breslin – Legal

Franklin Wyman – Accounting

Angela Connell – Accounting

RE:	LogicBio Therapeutics, Inc.

Registration Statement on Form S-1

Filed September 25, 2018

File No. 333-227523

CIK No. 0001664106

Ladies and Gentlemen:

On behalf of LogicBio Therapeutics, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on August 13, 2018, resubmitted the Registration Statement to the Commission on September 20, 2018, and subsequently filed the Registration Statement with the Commission on September 25, 2018. The purpose of this Letter is to

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.

Securities and Exchange Commission

October 2, 2018

respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated September 10, 2018. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

7.

Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances.

Estimated Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of shares of its common stock (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated reverse stock split. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.

Securities and Exchange Commission

October 2, 2018

Summary of Recent Option Grants and Common Share Valuation

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by its Board as of the date of each option grant, with input from management, considering third-party valuations of the common stock when obtained as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”).

Consistent with the Guide, a third-party valuation firm prepared valuations of the Company’s common stock using a hybrid method (the “Hybrid Method”) between the Probability Weighted Expected Returns Method (“PWERM”) and the Option Pricing Model (“OPM”). It is used to estimate the probability weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the shares of common stock have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The PWERM is a scenario-based methodology that estimates the fair value of common stock based on an analysis of future values for a company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.

Securities and Exchange Commission

October 2, 2018

The following table sets forth, by grant date, the number of shares subject to options granted from January 1, 2017 through June 30, 2018, the per share exercise price of the options and the fair value of common stock per share on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Common Share	Estimated Fair Value per Common Share as of the Grant Date
November 2, 2017	2,752,222	$0.38	$0.37
January 7, 2018	129,429	$0.38	$0.37
January 31, 2018	100,000	$0.38	$0.37
June 19, 2018	909,651	$0.38	$2.96

The Board’s determination of this fair value was based, in part, on the results of a contemporaneous third-party valuation of the Company’s common stock performed as of August 31, 2017 (the “August 2017 Valuation”) and a retrospective ASC 718 third-party valuation of the Company’s common stock performed as of June 19, 2018 (the “June 2018 Valuation”).

November 2, 2017, January 7, 2018 and January 31, 2018 Option Grants. The Board determined that the fair value of the Company’s common stock was $0.37 per share as of each of November 2, 2017, January 7, 2018 and January 31, 2018 based on input from management, the objective and subjective factors (disclosed on page 81 of the Registration Statement) that it believed were relevant and the results of the August 2017 Valuation. The August 2017 Valuation utilized the Hybrid Method to determine the value of the Company’s common stock. The Hybrid Method contemplated two scenarios: (i) a Trade Sale Scenario based on the Recent Transactions Method and (ii) a sale of the Company at or below the preferred shares liquidation preference which would yield no value to the common stock. The August 2017 Valuation then applied a discount for lack of marketability of 30.2% under the common stock value resulting from the Recent Transactions Method. The two scenarios were weighted 85.0% and 15.0%, respectively, to arrive at an indication of value of the Company’s common stock of $0.37 per share.

June 19, 2018 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $2.96 per share as of June 19, 2018 based on input from management, the objective and subjective factors (disclosed on page 81 of the Registration Statement) that it believed were relevant, and the results of the June 2018 Valuation. The June 2018 Valuation was prepared taking into account the Company’s progress and its prospects for a potential IPO. The June 2018 Valuation determined the Company’s equity value using two market approaches: the Guideline Initial Public Offering and Guideline M&A Transactions Methods. There were three scenarios contemplated in the June 2018 Valuation: (i) an IPO of the Company’s common stock, (ii) a Trade Sale Scenario and (iii) the sale of the Company at or below the preferred shares liquidation preference. The June 2018 Valuation considered the likelihood of which the Company would seek an IPO based on the Company’s status, which was determined to be 35.0%. Under the Trade Sale Scenario, the Guideline M&A Transaction Method was utilized to determine the equity value. The likelihood of this scenario was determined to be 60.0%. The third scenario was the sale at or below

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.

Securities and Exchange Commission

October 2, 2018

the preferred shares liquidation preference, which would yield no value to the common stock. This scenario was weighted at 5.0%. The June 2018 Valuation then applied a discount for lack of marketability of 12.5% under the IPO scenario and 30.0% under the Trade Sale Scenario. The weightings of 35.0% to the IPO scenario, 60.0% to the Trade Sale scenario and 5.0% to the sale at or below the preferred shares liquidation preference resulted in a valuation of the Company’s common stock of $2.96 per share. The June 19, 2018 option grants were issued using the August 2017 Valuation, but fair value was retrospectively accounted for under the June 2018 Valuation.

Comparison of the Most Recent Valuation and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the IPO was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters. Prior to September 24, 2018, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for preclinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for pre-commercial, preclinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for shares of the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the June 2018 Valuation price and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•

The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the June 2018 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.

Securities and Exchange Commission

October 2, 2018

•

The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

•

The Company’s shares of preferred stock currently have substantial economic rights and preferences over its shares of common stock. Upon the closing of an IPO, all outstanding shares of preferred stock will convert into shares of common stock, thus eliminating the superior economic rights and preferences of the Company’s shares of preferred stock as compared to its shares of common stock.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•

Input received from the Underwriters, including further discussions that took place during the week of July 19, 2018 with senior management of the Company and its Board, and following feedback from qualified potential investors obtained during testing-the-waters meetings in late August and September 2018.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its shares of common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.

Securities and Exchange Commission

October 2, 2018

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7826.

Sincerely,

/s/ Marc A. Rubenstein
Marc A. Rubenstein

cc:	Frederic Chereau (LogicBio Therapeutics, Inc.)

Michael S. Pilo (Ropes & Gray LLP)

Divakar Gupta (Cooley LLP)

Brent B. Siler (Cooley LLP)

Richard C. Segal (Cooley LLP)

CONFIDENTIAL TREATMENT REQUESTED BY LOGICBIO THERAPEUTICS, INC.